June 13, 2025

R. John McWhorter
Chief Financial Officer
Third Coast Bancshares, Inc.
20202 Highway 59 North, Suite 190
Humble, Texas 77338

       Re: Third Coast Bancshares, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41028
Dear R. John McWhorter:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 47

1. We note your disclosure that you operate as a single segment. Please revise your financial statement footnote disclosures, in future filings, to provide all segment information required by ASU 2023-07 and ASC 280-10-50. We remind you that the guidance in ASC 280-10-50-20 indicates that all public entities are subject to the disclosure requirements, including those with a single reportable segment.
Reclassification, page F-14

2. We note your disclosure that certain amounts may have been reclassified. In future filings, please enhance your disclosure to explicitly state whether you have made reclassifications and, if you have, explain the nature and magnitude of each change, including specific line item(s) and financial statement(s) affected. Refer to ASC 205-
       10-50-1.
 June 13, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Cara Lubit at 202-551-5909
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance